1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct

December 8, 2021

VIA EDGAR

Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	RBC Funds Trust (the “Trust” or “Registrant”)
File Nos.: 333-111986; 811-21475

Dear Ms. Dubey:

We are writing in response to comments provided telephonically on November 12, 2021 with respect to Post-Effective Amendment No. 152 filed on Form N-1A on October 1, 2021 for the Trust under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), to register Class A, Class I and Class R6 shares of the RBC Global Equity Leaders Fund, a new series of the Trust. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s registration statement.

I.       Summary Section of Prospectus

Comment 1.

Please confirm that the expense limitation agreement referenced in footnote three of the fee tables will be filed as an exhibit to the registration statement. Please confirm that the date to be inserted in the second sentence of footnote three will be at least one year from the effective date of the registration statement.

Response 1.    The Fund hereby confirms that the expense limitation agreement referenced in footnote three of the fee tables will be filed as an exhibit to the registration statement, and that the date to be inserted in the second sentence of footnote three will be at least one year from the effective date of the registration statement.

Comment 2.

The Fund’s principal investment strategies state that “[u]nder normal circumstances, the Fund aims to achieve its investment objective by investing at least 80% of the value of its net assets (plus any borrowings for investment purposes) in equity securities.” Given that the Fund’s name contains the term “leaders,” please revise the Fund’s 80% policy to state that the Fund will invest at least 80% of its net assets in equity securities of leaders and define what the term “leaders” means for purposes of the policy.

Response 2.    The Trust respectfully declines to add the requested disclosure and believes the existing disclosure complies with the requirements of Rule 35d-1. Rule 35d-1 generally requires that, if a Fund’s name indicates a specific type of investment, the Fund must invest at least 80 percent of its assets in the type of investment suggested by the name. While Rule 35d-1 identifies certain types of Fund names that expressly require an 80% investment policy, it does not apply to names that include “leaders.” In addition, Rule 35d-1 “does not apply to fund names that describe a fund’s investment objective, strategy, or policies.” We believe that “Leaders” in the Fund’s name does not describe a type of security or investment such as an equity security or a bond but rather connotes the Fund’s strategy to identify companies that the adviser believes are leaders based on its own criteria.

Comment 3.

The Fund’s principal investment strategies state that the Fund will, under normal circumstances, invest at least 30% of its net assets in companies located outside of the United States. In light of the use of the term “global” in the Fund’s name, please revise this strategy to state that the Fund will invest a larger percentage of its net assets in companies outside of the United States.

Response 3.    The Trust will revise the principal investment strategies as follows:

The Fund also will, under normal market conditions: (1) invest at least 40% of its assets outside the United States, or if market conditions are not favorable, at least 30% of its assets outside the United States, and (2) hold securities of issuers located in at least three countries.

The Fund determines where a company is located, and thus, whether a company is considered to be located outside the United States by considering whether: (i) it is organized under the laws of or maintains its principal office in a country located outside the United States; (ii) its securities are principally traded on trading markets in countries located outside the United States; (iii) it derives at least 50% of its total revenue or profits from either goods produced or services performed or sales made in countries located outside the United States; or (iv) it has at least 50% of its assets in countries located outside the United States.

Comment 4.

The Fund’s principal investment strategies state that the equity securities in which the Fund will invest may include convertible securities. Please add disclosure to clarify that convertible securities will only be considered equity securities for purposes of the Fund’s 80% policy if they are “in the money” at the time of purchase.

Response 4.    The Trust has made the requested change.

Comment 5.

The Fund’s principal investment strategies state that “[a]s part of the investment process, the Sub-Advisor takes environmental, social and governance (“ESG”) factors into account through an integrated approach within the investment team’s fundamental investment analysis framework.” Please identify the specific ESG factors integrated into the investment process.

Response 5.    The Trust has revised the disclosure as follows:

ESG integration is defined by the Sub-Advisor as the systematic and explicit inclusion of material ESG factors into investment analysis and investment decisions by the Sub-Advisor. ESG factors are used as part of the investment analysis for all equity holdings and inform the Sub-Advisor’s opinion on ESG risk levels and whether an investment’s business model has a net benefit for society. The Sub-Advisor restricts investment business models with ‘very high’ ESG risks that do not have a net benefit because it views such investments as unlikely to be sustainable in the long term.

The Sub-Advisor’s ESG integration approach includes proprietary ESG checklists, internal research, analysis and discussion, and ESG data from third party providers.

ESG engagement is defined by the Sub-Advisor as the interactions between the Sub-Advisor and current or potential investees (which may be companies and/or other stakeholders of relevance to the investees on ESG issues). ESG engagements are undertaken to gain insight and/or influence (or identify the need to influence) involving ESG practices and/or improve ESG disclosure, to the extent possible. The Sub-Advisor undertakes engagement activities on an on-going basis. The Sub-Advisor also votes all proxies in accordance with its fiduciary duty.

Comment 6.	Please disclose whether ESG factors are incorporated with respect to all the investments that the Fund makes or for only certain investments.

Response 6.    As noted above in response to Comment 5, ESG factors are used as part of the investment analysis for all equity holdings.

Comment 7.

The Fund’s principal investment strategies state that the assessment of whether a company is a leader in an industry is based upon consideration of the sustainability of the company’s competitive advantage, quality of management and environmental, social and governance (“ESG”) stewardship. If a company that scores poorly on ESG factors can be considered a leader if it scores favorably on other factors (e.g., sustainability of competitive advantage and quality of management), then please disclose this fact.

Response 7.    As noted above in response to Comment 5, the Sub-Advisor restricts investment business models with ‘very high’ ESG risks that do not have a net benefit because it views such investments as unlikely to be sustainable in the long term.

Comment 8.	Please consider whether an ESG risk factor is a principal risk for the Fund.

Response 8.    The Fund has added the following to the Item 9 additional risks:

ESG Strategy Risk. The Fund’s consideration of ESG factors could cause it to perform differently compared to funds that do not take ESG factors into account. The incorporation of ESG factors into the investment analysis which can encourage a greater emphasis on long-term performance may result in the Fund’s forgoing near-term/short-term opportunities to buy certain securities when it might otherwise be advantageous to do so, or selling securities for ESG reasons when it might be otherwise disadvantageous for it to do so.

A company’s ESG performance or the Sub-Advisor’s assessment of a company’s ESG performance could vary over time to reflect changes in a company’s ESG performance, which could mean that a company could move from being an investment of the Fund to being divested due to ESG concerns, or conversely change from being previously considered not suitable for investment, to becoming investable. Where companies may subsequently be considered not investable for ESG reasons, there may be a delay such that the Fund is temporarily invested in such companies as the Sub-Advisor seeks to execute the transactions in an orderly manner to minimize the impact on the Fund. Although ESG information originates from a range of different sources, the assessment of ESG performance is ultimately subjective. As a result, there can be significant differences in interpretations of what it means for a company to qualify for investment. For instance, the Sub-Advisor may determine that a particular security has demonstrated sufficiently improving management and/or performance practices affecting the quality of its business related to the Sub-Advisor’s internal priority ESG considerations, such that the Sub-Advisor considers it is suitable to invest in, while another investor may have a different view.

Comment 9.	Please tailor the Emerging Markets Risk disclosure to the risks of particular emerging markets in which the Fund intends to invest.

Response 9.    The Trust believes that the Emerging Market Risk disclosure includes the risks of the particular emerging markets in which the Fund intends to invest.

Comment 10.

Focused Strategy Risk is listed as a principal risk of the Fund. If the Fund will be a non-diversified fund, as defined in the 1940 Act, then please disclose this in the Fund’s principal investment strategies section and add corresponding risk disclosure.

Response 10.     The Fund will be non-diversified and, therefore, the Trust will disclose in the principal investment strategies that the Fund is non-diversified and will replace the Focused Strategy Risk with a Non-Diversified Risk.

Comment 11.

Geographic Focus Risk is listed as a principal risk of the Fund. Please add corresponding disclosure to the Fund’s principal investment strategies section regarding the geographic focus of the Fund’s investments. In addition, if the Fund will be focused in certain geographic areas at the time of its launch then please disclose the specific risks relating to those particular areas.

Response 11.     The Trust has revised the principal investment strategies as follows:

The Fund will invest across a number of countries and regions at any one time but will not necessarily be invested across all countries and regions.

Comment 12.	Please consider whether a new fund risk is a principal risk.

Response 12.     The Trust has included the following New Fund Risk in response to Item 4 and Item 9 of Form N-1A as set forth below:

Summary Risk:

New Fund Risk. The Fund is new with no operating history. As a result, prospective investors have no track record or history on which to base their investment decisions.

Item 9 Principal Risks:

New Fund Risk. The Fund is new with no operating history. As a result, prospective investors have no track record or history on which to base their investment decisions. In addition, until the Fund achieves a certain size, the performance of certain of its investments may disproportionately impact the performance of the Fund, which may be subject to heightened volatility. As a new fund, the Fund also may be subject to a “ramp-up” period during which it may not be fully invested or able to meet its investment objective or investment policies. In addition, there can be no assurance that the Fund will grow to or maintain an economically viable size.

Comment 13.	Please disclose supplementally the name of the broad-based securities market index that the Fund will use as a benchmark for performance.

Response 13.     The broad-based securities market index that the Fund will use as a benchmark for performance is the MSCI ACWI (Net) Index.

II.       More on the Fund’s Investment Objectives, Principal Investment Strategies and Principal Risks Section of Prospectus

Comment 14.

Counterparty Risk is listed as an additional risk of the Fund. Please explain how this risk is applicable to the Fund even though the Fund’s principal investment strategies do not include investments in derivatives or foreign currency hedging.

Response 14.    The Trust believes the risk is appropriate, because the Fund may be subject to the risk of the failure of any markets in which its positions trade. As a result, the Trust will keep Counterparty Risk as an additional risk.

III.       Shareholder Information

Comment 15.

In the section “Pricing of Fund Shares – How NAV Is Calculated,” the disclosure states that “[y]our order for purchase, sale or exchange of shares is generally based on the next applicable price calculated after your order is received in good order by the Funds’ transfer agent.” Please delete the word “generally”.

Response 15.    The disclosure has been deleted.

Comment 16.

In the section “Additional Policies About Transactions – IRA and Keogh Account Maintenance Fees,” the disclosure states that there is a maintenance fee charged on IRA and Keogh accounts. Please include such fees in the fee table.

Response 16.    The Trust respectfully declines to include the maintenance fees charged on IRA and Keogh accounts in the fee table. Instruction 1(c) to Item 3 of Form N-1A states “Include the caption ‘Maximum Account Fees’ only if the Fund charges these fees.” (Emphasis added.) Instruction 2(d) to Item 3 of Form N-1A further states that a Fund should “Disclose account fees that may be charged to a typical investor in the Fund; fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.” (Emphasis added.) Because the maintenance fee is not charged by the Fund and applies only to a limited number of shareholders, the Trust believe that it is not necessary to disclose the fee in the fee table.

Comment 17.	In the section “Additional Policies on Selling Shares (Redemptions),” please revise the following disclosure as noted “[i]f you request a redemption within

15 calendar days of purchase paid by check, the Fund will delay sending your proceeds until it has collected unconditional payment, which may take up to 15 calendar days from the date of purchase.”

Response 17.    The Trust has revised the disclosure as follows:

If you purchased your shares by check, you may not receive your redemption proceeds until your purchase amount has cleared, which may take up to 15 calendar days. This delay will not apply if you purchased your shares via wire payment.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3304. Thank you.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen